Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated February 23, 2022

Registration Statement No. 333-256124

TELUS CORPORATION

PRICING TERM SHEET

U.S.$900,000,000 3.400% Sustainability-Linked Notes due 2032

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:

U.S.$900,000,000 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Securities”) pursuant to the Short Form Base Shelf Prospectus dated May 25, 2021 and the preliminary prospectus supplement dated February 23, 2022

The Securities are “Sustainability-Linked Bonds” issued in accordance with the Sustainability-Linked Bond Framework of the Company dated June 2021 (as may be amended, restated and/or replaced from time to time by the Company) (the “Framework”).

Expected Ratings (Moody's / S&P / Fitch / DBRS)*:	Baa1 / BBB+ / BBB+ / BBB (high)

Ranking:	Senior Unsecured

Trade Date:	February 23, 2022

Settlement Date**:	February 28, 2022 (T+3)

Principal Amount:	U.S.$900,000,000

Maturity Date:	May 13, 2032

Target Observation Date:	December 31, 2030 (the “Target Observation Date”)

Sustainability Performance Target:	Reduce absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by the Target Observation Date (the “Sustainability Performance Target”).

Trigger Event:

A “Trigger Event” will occur if (i) the Company does not achieve the Sustainability Performance Target as of the Target Observation Date as determined by the External Verifier and confirmed in the SPT Verification Assurance Certificate, (ii) the Company has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.

Interest:

3.400% per annum (the “Initial Rate”), payable semi-annually in arrears, on May 13 and November 13 of each year (each, an “Interest Payment Date” and the period commencing on the later of the date of issuance of the Securities or the last Interest Payment Date to, but excluding, the next Interest Payment Date, an “Interest Period”), commencing on May 13, 2022.

Rate Increase Due to Trigger Event Relating to Sustainability Performance Target

Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter (such rate increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”). For clarity, upon the occurrence of a Trigger Event, the amount of interest payable on May 13, 2031 for the Interest Period commencing on November 13, 2030 shall be $22.00 per $1,000 principal amount.

MFN Step-Up Due to Trigger Event in Future SLBs:

In connection with a Future SLB Trigger Event, the interest rate on the Securities may be increased pursuant to an MFN Step-Up as described in the preliminary prospectus supplement.

In no event shall the interest rate on the Securities exceed the Initial Rate by more than 1.50% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price / Yield:	99-00+ / 1.984%

Spread to Benchmark Treasury:	+145 bps

Yield to Maturity:	3.434%

Public Offering Price:	99.713% of the principal amount

Redemption Provisions:

Make-Whole Call prior to the Par Call Date (as defined below) calculated as described in the preliminary prospectus supplement at the Treasury Rate 25 bps.

The Securities may be redeemed at any time on or after the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 15 nor more than 60 days prior notice at a redemption price equal to the principal amount thereof plus: the sum of (a) interest accrued to, but excluding, the date fixed for redemption calculated at a rate of either (i) the Modified Rate (if a Trigger Event has occurred) or (ii) the Initial Rate (if a Trigger Event has not occurred) and (b) in the event a Trigger Event has occurred, an additional amount equal to (i) 0.50% of the principal amount of the Securities being redeemed less (ii) the amount of interest accrued from the last scheduled Interest Payment Date to, but excluding, the date fixed for redemption determined using a rate equal to the Rate Increase (and included in the aggregate amount determined pursuant to (a)).

Par Call Date:	February 13, 2032.

CUSIP / ISIN:	87971M BW2 / US87971MBW29

Minimum Denominations:	U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

National Bank of Canada Financial Inc.

Desjardins Securities Inc.

HSBC Securities (USA) Inc.

SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

** We expect delivery of the Securities will be made against payment therefor on or about February 28, 2022, which is the third business day following the date of pricing of the Securities (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the Securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Capitalized terms used herein but not defined have the meanings given to them in the preliminary prospectus supplement. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 212 834 4533 or TD Securities (USA) LLC at 855 495 9846 or Wells Fargo Securities, LLC at 1-800-645-3751.